UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 26, 2024, Cadeler A/S (the “Company”) issued an announcement regarding the publication of its Third Quarter 2024 Earnings Release included therein. A copy of the announcement is attached hereto as Exhibit 99.1

Exhibit List

Exhibit No.	Description
99.1	Third Quarter 2024 Earnings Release For the period 1 January to 30 September 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADELER A/S
(Registrant)

Dated:	November 26, 2024	By:	/s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer